As filed with the Securities and Exchange Commission on June 8, 2017.

Securities Act of 1933 File No. 333-215285

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Post-effective Amendment No. 2 ☒

Pre-effective Amendment        ☐

GOLUB CAPITAL BDC, INC.

(Exact Name of Registrant as Specified in Charter)

 666 Fifth Avenue, 18th Floor

New York, NY 10103

(Address of Principal Executive Offices)

(212) 750-6060

(Registrant’s Telephone Number, Including Area Code)

 David B. Golub

Golub Capital BDC, Inc.

666 Fifth Avenue, 18th Floor

New York, NY 10103

(Name and Address of Agent for Service)

 Copies to:

Thomas J. Friedmann

David J. Harris

William J. Tuttle

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110-7100

(617) 728-7100

Approximate date of proposed public offering:  As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This amendment designates a new effective date for a previously filed registration statement.

☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-215285) of Golub Capital BDC, Inc., or the Registration Statement, is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, or the Securities Act, solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The Index to Consolidated Financial Statements on page F-1 of the Registration Statement is hereby incorporated by reference.

(2) Exhibits

(a)	Form of Certificate of Incorporation (Incorporated by reference to Exhibit (a)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(b)	Form of Bylaws (Incorporated by reference to Exhibit (b)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(c)	Not applicable.
(d)(1)	Form of Stock Certificate (Incorporated by reference to Exhibit (d) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(d)(2)	Form of Subscription Certificate.(1)
(d)(3)	Form of Indenture.(1)
(d)(4)	Form of Subscription Agent Agreement.(1)
(d)(5)	Form of Warrant Agreement.(1)
(d)(6)	Form of Certificate of Designations for Preferred Stock.(2)
(d)(7)	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Indenture.(2)
(e)	Amended and Restated Dividend Reinvestment Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on May 5, 2011).
(f)	Not applicable.
(g)	Second Amended and Restated Investment Advisory Agreement, dated August 5, 2014, by and between the Registrant and GC Advisors LLC (Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on August 7, 2014).
(h)(1)	Form of Underwriting Agreement for equity securities.(1)
(h)(2)	Form of Underwriting Agreement for debt securities.(1)
(h)(3)	Underwriting Agreement, dated as of March 21, 2017, by and among the Registrant, GC Advisors LLC, Golub Capital LLC and Raymond James & Associates, Inc.(5)
(h)(4)	Underwriting Agreement, dated as of June 6, 2017, by and among the Registrant, GC Advisors LLC, Golub Capital LLC and UBS Securities LLC.
(i)	Not applicable.
(j)	Form of Custody Agreement (Incorporated by reference to Exhibit (j) to the Registrant’s Pre-effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-163279), filed on April 12, 2010).
(k)(1)	Certificate of Appointment of Transfer Agent (Incorporated by reference to Exhibit (k)(1) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(k)(2)	Form of Administration Agreement between the Registrant and GC Service Company LLC (Incorporated by reference to Exhibit (k)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(k)(3)	Form of Trademark License Agreement between the Registrant and Golub Capital Management LLC (Incorporated by reference to Exhibit (k)(3) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(k)(4)	Purchase Agreement, dated July 16, 2010, by and among the Registrant, Golub Capital BDC 2010-1 Holdings LLC, Golub Capital BDC 2010-1 LLC and Wells Fargo Securities, LLC (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).

(k)(5)	Master Loan Sale Agreement, dated July 16, 2010, by and between the Registrant, Golub Capital BDC 2010-1 LLC and Golub Capital BDC 2010-1 Holdings LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(k)(6)	Indenture, dated July 16, 2010, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank, National Association (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(k)(7)	Collateral Management Agreement, dated July 16, 2010, by and between Golub Capital BDC 2010-1 LLC and GC Advisors LLC (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(k)(8)	Purchase and Sale Agreement, dated July 21, 2011, by and between the Registrant and Golub Capital BDC Funding LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 21, 2011).
(k)(9)	Supplemental Indenture No. 1, dated as of February 15, 2013, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on February 19, 2013).
(k)(10)	Senior Loan Fund LLC Limited Liability Company Agreement dated May 31, 2013, by and between the Registrant and United Insurance Company of America (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 7, 2013).
(k)(11)	Purchase Agreement, dated June 5, 2014, by and among the Registrant, Golub Capital BDC CLO 2014 LLC and Wells Fargo Securities, LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(k)(12)	Loan Sale Agreement, dated June 5, 2014, by and between the Registrant and Golub Capital BDC CLO 2014 LLC (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(k)(13)	Indenture, dated June 5, 2014, by and between Golub Capital BDC CLO 2014 LLC and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(k)(14)	Collateral Management Agreement, dated June 5, 2014, by and between Golub Capital BDC CLO 2014 LLC and GC Advisors LLC (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(k)(15)	First Amendment to Senior Loan Fund LLC Limited Liability Company Agreement, dated July 31, 2014, by and between the Registrant and RGA Insurance Company (Incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K (File No. 814-00794), filed on November 18, 2014).
(k)(16)	Amended and Restated Loan and Servicing Agreement, dated as of December 18, 2014, by and among Golub Capital BDC Funding LLC, as the borrower; the Registrant, as transferor and servicer; Wells Fargo Securities, LLC, as the administrative agent; the lenders from time to time party thereto; the lender agents from time to time party thereto; Wells Fargo Bank, N.A., as the swingline lender, and Wells Fargo Bank, N.A., as the collateral agent, the account bank and the collateral custodian (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on January 2, 2015).
(k)(17)	Supplemental Indenture No. 2, dated as of June 25, 2015, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 26, 2015).
(k)(18)	First Amendment to Amended and Restated Loan and Servicing Agreement, dated as of July 30, 2015, by and among Golub Capital BDC Funding LLC, as the borrower; the Registrant, as the transferor and servicer; certain institutional lenders identified on the signature pages thereto; Wells Fargo Bank, N.A., as the swingline lender, Wells Fargo Bank, N.A., as the collateral agent, account bank and collateral custodian, and Wells Fargo Securities, LLC, as the administrative agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on August 4, 2015).

(k)(19)	Credit Facility Termination Agreement, dated as of October 21, 2015, by and among Golub Capital BDC Revolver Funding LLC as the borrower, the Registrant, as the servicer, U.S. Bank National Association, as collateral custodian, and The PrivateBank and Trust Company, as the lender and administrative agent. (Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K (File No. 814-00794), filed on November 17, 2015).
(k)(20)	Second Amendment to Amended and Restated Loan and Servicing Agreement, dated as of March 1, 2016, by and among Golub Capital BDC Funding LLC, as the borrower; the Registrant, as the transferor and servicer; certain institutional lenders identified on the signature pages thereto; Wells Fargo Bank, N.A., as the swingline lender, Wells Fargo Bank, N.A., as the collateral agent, account bank and collateral custodian, and Wells Fargo Securities, LLC, as the administrative agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on May 5, 2016).
(k)(21)	Revolving Loan Agreement, dated as of June 22, 2016, by the Registrant, as the borrower, and GC Advisors LLC, as the lender (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on August 3, 2016).
(k)(22)	Supplemental Indenture No. 3, dated as of October 20, 2016, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on October 20, 2016).
(k)(23)	Joinder Supplement, dated as of May 2, 2017, among Golub Capital BDC Funding LLC, as the borrower, NBH Bank, as proposed lender and proposed lender agent, and Wells Fargo Securities, LLC, as the administrative agent.
(l)(1)	Opinion and Consent of Dechert LLP, special counsel for Registrant.(4)
(l)(2)	Opinion and Consent of Dechert LLP, special counsel for Registrant.(5)
(l)(3)	Opinion and Consent of Dechert LLP, special counsel for Registrant.
(m)	Not applicable.
(n)(1)	Consent of Ernst & Young LLP.(4)
(n)(2)	Report of Ernst & Young LLP Regarding the Senior Securities Table.(4)
(n)(3)	Consent of RSM US LLP.(4)
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics of the Registrant and GC Advisors (Incorporated by reference to Exhibit 14.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on February 5, 2016).
(r)(2)	Code of Ethics of GC Advisors (Incorporated by reference to Exhibit 14.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on February 5, 2016).
(s)(1)	Form of Prospectus Supplement for Common Stock Offerings.(2)
(s)(2)	Form of Prospectus Supplement for Preferred Stock Offerings.(2)
(s)(3)	Form of Prospectus Supplement for Debt Offerings.(3)
(s)(4)	Form of Prospectus Supplement for Rights Offerings.(2)
(s)(5)	Form of Prospectus Supplement for Warrant Offerings.(2)
(s)(6)	Form of Prospectus Supplement for Convertible Debt Offerings.(3)

(1)	Previously filed as part of the Registrant’s Registration Statement on Form N-2 (File No. 333-174756) filed on June 7, 2011 and incorporated herein by reference.

(2)	Previously filed as part of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-174756) filed on August 26, 2011 and incorporated herein by reference.

(3)	Previously filed as part of the Registrant’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-193308) filed on December 11, 2014 and incorporated herein by reference.

(4)	Previously filed as part of the Registrant’s Registration Statement on Form N-2 (File No. 333-215285) filed on December 22, 2016 and incorporated herein by reference.

(5)	Previously filed as part of the Registrant’s Post-Effective Amendment No.1 to the Registration Statement on Form N-2 (File No. 333-215285) filed on March 22, 2017 and incorporated herein by reference.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on the Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred by the Registrant in connection with the offering described in the Registration Statement:

Securities and Exchange Commission registration fee	$92,720
FINRA filing fee	120,500
NASDAQ Global Select Market listing fees	100,000	(1)
Printing expenses	200,000	(1)
Legal fees and expenses	600,000	(1)
Accounting fees and expenses	400,000	(1)
Miscellaneous	50,000	(1)
Total	$1,568,220	(1)

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by us.

Item 28. Persons Controlled by or Under Common Control

The Registrant directly or indirectly owns 100% of the limited liability company interests of Golub Capital BDC 2010-1 Holdings LLC, a Delaware limited liability company, Golub Capital BDC 2010-1 LLC, a Delaware limited liability company, Golub Capital BDC Funding LLC, a Delaware limited liability company, GC SBIC IV-GP, LLC, a Delaware limited liability company, Golub Capital BDC Holdings LLC, a Delaware limited liability company, GC SBIC V-GP, LLC, a Delaware limited liability company, GC SBIC VI-GP, LLC, a Delaware limited liability company, and Golub Capital BDC CLO 2014 LLC, a Delaware limited liability company, and 100% of the interests of GC SBIC IV-GP, Inc., a Delaware corporation, GC SBIC IV, L.P., a Delaware limited partnership, GC SBIC V, L.P., a Delaware limited partnership, and GC SBIC VI, L.P., a Delaware limited partnership, all of which are included in the Registrant’s consolidated financial statements as of March 31, 2017.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s common stock as of June 6, 2017.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	320

Item 30. Indemnification

As permitted by Section 102 of the General Corporation Law of the State of Delaware, or the DGCL, the Registrant has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

The Registrant’s certificate of incorporation and bylaws provide that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the Investment Company Act of 1940, as amended, or the 1940 Act. Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GC Advisors LLC, or the Adviser, and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement, as assigned, provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Golub Capital LLC, or the Administrator, and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

Each Underwriting Agreement provides that each underwriter severally agrees to indemnify, defend and hold harmless the Registrant, its directors and officers, and any person who controls the Registrant within the meaning of Section 15 of the Securities Act of 1933, as amended, or the Securities Act, or Section 20 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Registrant or any such person may incur under the Securities Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such underwriter furnished in writing by or on behalf of such underwriter through the managing underwriter to the Registrant expressly for use in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the prospectus contained in the Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in the Registration Statement or such prospectus or necessary to make such information not misleading.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of the Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-70448), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Golub Capital BDC, Inc., 666 Fifth Avenue, 18th Floor, New York, NY 10103;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219;

(3)	the Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110; and

(4)	the Adviser, GC Advisors LLC, 666 Fifth Avenue, 18th Floor, New York, NY 10103.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

The Registrant hereby undertakes:

(1)	To suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	In the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering;

(4)	(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)

(a)

For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, in the State of New York, on this 8th day of June, 2017.

GOLUB CAPITAL BDC, INC.
By:	/s/ David B. Golub
Name: David B. Golub
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David B. Golub	Chief Executive Officer and Director	June 8, 2017
David B. Golub	(Principal Executive Officer)

/s/ Ross A. Teune	Chief Financial Officer	June 8, 2017
Ross A. Teune	(Principal Financial and Accounting Officer)
*
	Chairman of the Board of Directors	June 8, 2017
Lawrence E. Golub
*
	Director	June 8, 2017
John T. Baily
*
	Director	June 8, 2017
Kenneth F. Bernstein
*
	Director	June 8, 2017
Anita R. Rosenberg
*
	Director	June 8, 2017
William M. Webster IV

*By:
/s/ David B. Golub
Name: David B. Golub
Title: Attorney-in-fact